Invitae Corporation
1400 16th Street
San Francisco, CA 94103

August 25, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0409
Attention: Jason Drory

RE: Invitae Corporation
Registration Statement on Form S-4
File No. 333-240137
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Invitae Corporation hereby requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Time, on Thursday, August 27, 2020, or as soon thereafter as may be practicable. Please call Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4670 to confirm the effectiveness of the Registration Statement.

Very truly yours,

INVITAE CORPORATION

By:	/s/ Shelly D. Guyer
Shelly D. Guyer
Chief Financial Officer

cc: Gabriella A. Lombardi